Trimax Corporation

Suite 204,
2 Lombard St.,
Toronto, Ontario, CANADA M5C 1MI
Phone :(416) 368-4060

Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention of:	Tia Jenkins, Senior Assistant Chief Accountant
Mail stop 3561

May 7, 2008

RE:	Correspondence dated March 6, 2008
File Number: 0-32479

Dear Ms. Jenkins:

We sincerely apologize for the delay in getting this response back to you and your office.

This letter responds to your comments regarding Trimax Corporation’s (the “Company”) Form 10-KSB filed on January 18, 2007 and Form 10-QSB filed on February 20, 2007. The item numbers in this response correspond to the numbered comments in your letter. We have made every effort to thoroughly respond to your comments.

PCAOB Registration of Predecessor Accountant

1. On October 24, 2007, Walker & Company Chartered Accountants, Professional Corporation ("WCCA"), the independent registered public accounting firm for the Company, would be known as DNTW Chartered Accountants, LLP, who is certified to be an independent public auditor

Draft September 30, 2006 Form 10-KSB/A2 Independent Auditors’ Report – page F1

2. The auditor reviewed the Form 10-KSB/A2 and determined to not dual date his opinion. We are actively seeking an updated audit report but require funds to bring that former auditor’s account with the Company current before he will review the Company’s filings again and sign off. The Company is actively seeking investment funding to assist in this matter and hopes for understanding on this issue.

Statement of Stockholders’ Equity – page F4

3. The issuance of 18.2 million shares was for the settlement of $955,754 in debt owed by the Company to various creditors. This was disclosed in the equity section to reflect the conversion of the $955,754 debt to equity.

Note 2. Restatement of Financial Statements - page F-8

4. Trimax Corporation believed that the revised disclosure was adequately described in the 2005 and 2006 filings, did not warrant additional disclosure in an 8K and subsequently did not file a form 8-K.

5. Prior to the acquisition of PLC, Trimax had 1,083,718 shares outstanding. The Company then issued 18,200,000 shares to settle $955,754 of the Company’s debts. Subsequently 21,900,000 were issued to acquire PLC and 16,000,000 of those 21.9 million were cancelled. The Company’s auditors determined that the denominator was 19,283,718 shares issued prior to the acquisition of PLC and that on cancellation of the 16,000,000 shares the acquisition no longer qualified as a reverse merger and that the acquisition would rightly be accounted for as a business combination.

Draft December 31, 2006 Form 10-QSB/A Item 3. Controls and Procedures – page 17

6. The Company was satisfied that its disclosure controls and procedures over financial reporting were in place and adequate, but were ineffective or not followed. The Company made no changes to its controls but took corrective action to ensure that the control procedures in place were followed.

We will improve our disclosure in an amended filing to explain when the changes took place to resolve the weaknesses in internal controls.

Draft Amendments

7. We will file the amendments and include amendments resulting from this review.

Audited Financial Statements

8. The Company’s prior auditor is not prepared to review the Company’s filings without his outstanding account with the Company being brought current and hopes for understanding on this issue. The Company will revise its Form 10KSB filing for the year ended September 30, 2007 to include the prior years audit report, as amended for dual dating, upon the prior auditor review and approval.

No red lined copies of the amended forms 10-KSB for September 30, 2006 and 2007 are attached but will be submitted as quickly as possible and upon receipt of the required documentation from the previous auditors, which should be forthcoming.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s); and
  (SEC) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Vivacqua

Robert Vivacqua, President
TRIMAX CORPORATION
2 Lombard St., Suite 204
Toronto, Ontario, Canada M5C-1M1